Exhibit 99.1

Strong operational EBIT on record-high prices

(Oslo, 11 May 2016) Marine Harvest achieved an operational EBIT of EUR 112 million in the first quarter of 2016, compared to EUR 95 million in the corresponding quarter of 2015.

Supported by the good results, a strong forward market, and a solid financial position, the Board has resolved a quarterly dividend of NOK 1.70 per share.

- Driven by record-high prices in Europe and Asia, and improving markets in the Americas, this is one of our strongest quarters ever. I would like to recognize the efforts put in by all our employees contributing to this result. I am also pleased to see a reduction of the production costs in Canada, and the good contribution from Region North and Region West in Norway, says CEO Alf-Helge Aarskog.

Marine Harvest Group reported operational revenues of EUR 81o million (EUR 735 million) in the first quarter of 2016. This is all time high for a first quarter in Marine Harvest, and corresponds to a growth of 10 % year over year. Total harvest volume were 96 613 tonnes in the quarter (99 476 tonnes). Harvest guidance for 2016 is 414 000 tonnes, which is 22 000 tonnes lower than the previous guidance.

Salmon of Norwegian origin achieved an operational EBIT per kilo of EUR 1.87 (1.52) in the first quarter, while salmon of Scottish and Canadian origin reported operational EBIT per kilo of EUR 0.68  and EUR 1.97  respectively (EUR 0.32 and EUR 0.58). Salmon of Chilean origin reported operational EBIT per kilo of EUR -1.55 in the quarter (EUR -0.73). The figures include contribution from Sales and Marketing, including MH Consumer Products. MH Consumer Products reported an operational EBIT of EUR -0.6 million (EUR -0.2).  MH Feed reported an operational EBIT of EUR 1.6 million (EUR 2.1 million).

Marine Harvest's operational EBIT in the quarter has been negatively impacted by the company's operations in Chile and the plant in Rosyth, Scotland.

- The operational EBIT for Consumer Products has also been negatively impacted by losses at the Rosyth plant in Scotland. We have taken actions to improve efficiency and yield, says Aarskog.

The algal bloom in Chile has caused severe problems for the whole industry in Chile, including Marine Harvest. Accordingly, Marine Harvest has initiated a restructuring process to cut costs and become more competitive.

Marine Harvest will write down USD 16 million of fixed assets in Marine Harvest Chile in the second quarter. In addition, Marine Harvest will make a restructuring provision of USD 3 million in the second quarter related to employee layoffs. These measures are expected to provide annual savings of approximately USD 8-10 millions.

- Marine Harvest will continue to advocate for stronger regulations of the fish farming industry in Chile as well as continued consolidation. This should enable the transformation of Chilean fish farming into a sustainable industry with improved biology, sound financial results and safe jobs, says Aarskog.

For further information, please contact:
Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer & Head of Treasury, Mobile: +47 908 76 339

About Marine Harvest Group
Marine Harvest Group is the world's leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 12 400 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE).
Please see www.marineharvest.com for further information.

Forward looking statements
This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA's registration statement on Form 20-F filed in 2015, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

MHG Q1 2016 report: http://hugin.info/209/R/2011471/744695.pdf
MHG Q1 2016 presentation: http://hugin.info/209/R/2011471/744696.pdf